VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Tanya Aldave	July 11, 2012

Re:  Benihana Inc. Withdrawal of Registration Statement on Form S-3 (File No. 333-163317)

Dear Ms. Aldave:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Benihana Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, filed on November 24, 2009, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement on the grounds that the Registration Statement is out of date and more than nine months have passed since the Registration Statement was filed. The Company confirms that no securities have been offered or sold under the Registration Statement.

Should you have any questions regarding this matter, please call our attorney, Gary J. Simon of Hughes Hubbard & Reed LLP, at (212) 837-6770.

Very truly yours,

By:	/s/ Cristina Mendoza
Name: Cristina Mendoza
Title: General Counsel